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19005544

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- 30682

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Capital Equities, Ltd**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3 Dakota Drive, Suite 310

(No. and Street)

| Lake Success | New York | 11042 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David H. Schwartz                                                     516 487-8220

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Richey May & Co.**

(Name – *if individual, state last, first. middle name*)

| 9605 South Kingston Court, Suite 200 Englewood | CO | 80112 |
|---|---|---|
| (Address) (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



# OATH OR AFFIRMATION

I, David H. Schwartz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Equities, Ltd _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chairman/CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

FIRST CAPITAL EQUITIES, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2018


CONTENTS



9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.
Lake Success, NY 11042

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Capital Equities, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of First Capital Equities, Ltd.'s management. Our responsibility is to express an opinion on First Capital Equities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Capital Equities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of First Capital Equities, Ltd.'s financial statements. The supplemental information is the responsibility of First Capital Equities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Capital Equities, Ltd.'s auditor since 2017.

Englewood, Colorado

February 15, 2019

## FIRST CAPITAL EQUITIES, LTD.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 80,762 |
| Total assets | $ | 80,762 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Due to related parties | $ | 15,396 |
| Accounts payable and accrued expenses | | 9,650 |
| Total liabilities | | 25,046 |

Commitments and contingencies (see note 10)

Stockholders' equity
  Common stock (no par value, 200 shares
  authorized, 100 shares issued and outstanding) - 
  Additional paid-in capital 90,000
  Accumulated deficit (34,284)

| | | |
|---|---|---|
| Total stockholders' equity | | 55,716 |
| Total liabilities and stockholders' equity | $ | 80,762 |

The accompanying notes are an integral part of these financial statements

# FIRST CAPITAL EQUITIES, LTD.
## STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2018

| | |
|---|---:|
| **Income** | |
| Commission and fee income | $ 30,140 |
| | |
| **Expenses** | |
| Professional fees | 17,806 |
| Employee compensation and benefits | 9,000 |
| Registration fees | 8,298 |
| Occupancy expense | 1,125 |
| Insurance | 1,892 |
| Telephone | 113 |
| General and administrative | 2,476 |
| | |
| Total expenses | 40,710 |
| | |
| Net loss from operations | (10,570) |
| | |
| **Other income** | |
| Interest income | 482 |
| | |
| Net loss | $ (10,088) |

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | Additional Paid-in Par Value | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| Balance - January 1, 2018 | 100 | $ - | $ 90,000 | $ (11,324) | $ 78,676 |
| Dividends paid | - | - | - | (12,872) | (12,872) |
| Net loss | - | - | - | (10,088) | (10,088) |
| Balance - December 31, 2018 | 100 | $ - | $ 90,000 | $ (34,284) | $ 55,716 |

The accompanying notes are an integral part of these financial statements

6

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (10,088) |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activites: | | |
| Decrease(Increase) in assets: | | |
| Commissions and fees receivable | | 3,303 |
| Prepaid expense and other assets | | 3,601 |
| Increase(Decrease) in liabilities: | | |
| Accounts payable and accrued expenses | | 2,996 |
| | | |
| Net cash used in operating activities | | (188) |
| | | |
| Cash flows from financing activities: | | |
| Dividends paid | | (12,872) |
| | | |
| Net cash used in financing activities | | (12,872) |
| | | |
| Net decrease in cash | | (13,060) |
| | | |
| Cash and cash equivalents - beginning of year | | 93,822 |
| | | |
| Cash and cash equivalents - end of year | $ | 80,762 |

The accompanying notes are an integral part of these financial statements

Note 1:    Operations and Structure

First Capital Equities, Ltd. (the "Company"), is a New York corporation and was organized in 1983. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2:    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of deposits in a checking account and highly liquid investments in money markets. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns commissions and fees from the sale of mutual fund investments and variable life insurance and annuities. Revenue is recognized when the commission and fees are earned. Refer to note 3 for further detail.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2:  Summary of Significant Accounting Policies (continued)

Commissions and Fees Receivable

Commissions and fees receivable represent amounts due from the sale of mutual fund investments and variable life insurance and annuities. Commissions and fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Income Taxes

The Company has elected under provisions of the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, stockholders are liable for the federal income taxes on the individual's tax return. State taxes are the liability of the Company. The Company is subject to a fixed dollar minimum tax in the amount of $25.

Uncertain tax position

In accordance with FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or stockholders' equity. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of income. The Company had no unrecognized tax benefits at December 31, 2018.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority.

FIRST CAPITAL EQUITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 3:    Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The firm adopted this ASU in January 2018 using a modified retrospective approach. The ASU did not have a material impact on the financial condition, results of operations or cash flows.

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 4:    Stockholders' Equity

On June 16, 2011, the Company adopted a new shareholders' agreement to include the following:

The Company is authorized to issue 200 shares of common stock with no par value. As of December 31, 2018 the Company has issued 100 shares of common stock.

The shareholders are subject to restrictions on transfer of shares as disclosed in the Company's shareholders' agreement.

As of October 2018, pursuant to NASD Rule 1017, FINRA granted a continuing membership application of the Company with regard to its request for a transfer of assets. Specifically, the Company is requesting permission to sell 100% of its client accounts and transfer five of its producing registered representatives to CapFinancial Securities, LLC. The Company is not planning on conducting a securities business after the completion of the transfer. The Company has been advised by FINRA Staff and the Regulatory Coordinator for the Long Island District Office that its minimum net capital and filing requirements must be maintained during the interim period.

Unless otherwise agreed in writing by the shareholders, the Company shall make cash dividend distributions each quarter in an amount equal to the excess of the Company's working capital over $50,000, subject to maintain the required minimum net capital pursuant to rule 15C3-1 and adjustment from time to time as mutually agreed by the shareholders.

Note 5:     Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.


Note 6:     Exemption from Securities Investor Protection Corporation – Assessment Reconciliation

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income did not exceed $500,000 for the year ended December 31, 2018.


Note 7:     Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $55,716, which was $50,716 in excess of its required net capital of $5,000. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was .4495 to 1.


Note 8:     Concentration of Credit Risk

Periodically throughout the year and at December 31, 2018, the Company may have cash in excess of the federally insured limits. As of December 31, 2018, the Company did not have any balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

One customer accounted for 56% of commissions and fee income as of and for the year ended December 31, 2018.


Note 9:     Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company paid a monthly administrative fee through September 30, 2018, for utilizing certain resources of the affiliate. The Company was charged $13,500 for the year ended December 31, 2018, under the Agreement.

FIRST CAPITAL EQUITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 10:   Commitments and Contingencies

There are no commitments, contingencies, guarantees, unasserted claims or assessments that might result in a loss or a future obligation.


Note 11:   Subsequent Events

The Company plans to file a Broker Dealer Withdrawal (Form BDW) with FINRA upon completion of its business and transfer of its clients to CapFinancial Securities, LLC. The Company has evaluated subsequent events through February 15, 2019, which is the date financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

# FIRST CAPITAL EQUITIES, LTD.
## SCHEDULE I: COMPUTATION OF NET CAPITAL
## PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2018

| | |
|---|---|
| Total stockholders' equity | $ 55,716 |
| Deductions | |
| Non-allowable assets | 0 |
| Net capital | $ 55,716 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 25,046 |
| Total aggregate indebtedness | $ 25,046 |
| Computation of basic net capital requirement | |
| Computed minimum net capital required (6.67% of aggregate indebtedness) | $ 1,670 |
| Minimum dollar net capital requirement | $ 5,000 |
| Excess net capital ($55,716- $5,000) | $ 50,716 |
| Ratio of aggregate indebtedness to net capital | 0.4495 to 1 |

Reconciliation with Company's computation included
in part II of Form X-17A-5 as of December 31, 2018

| | |
|---|---|
| Net capital, as reported in Company's part II (unaudited) FOCUS report | $ 55,716 |
| Audit adjustments: | 0 |
| Net capital per the preceding calculation | $ 55,716 |

See independent registered public accounting firm's report



**RICHEY MAY** & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Capital Equities, Ltd.

We have reviewed management's statements, included in the accompanying First Capital Equities, Ltd. (the Company) Exemption Report, in which (1) First Capital Equities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Capital Equities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) First Capital Equities, Ltd. stated that First Capital Equities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. First Capital Equities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Capital Equities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Englewood, Colorado

February 15, 2019



3 Dakota Drive, Suite 310
Lake Success, NY 11042

To Whom It May Concern,

First Capital Equities, Ltd (the "Company) claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company does not maintain customer accounts or handle customer funds. The Company met this exemption provision through the year ended December 31, 2018 without exception.

Sincerely,

David H. Schwartz
Financial and Operations Principal
First Capital Equities, Ltd.

Tel: 516.487.8220 • Fax: 516.342.4321



9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
## APPLYING AGREED-UPON PROCEDURES

Stockholders of First Capital Equities, Ltd.,

Lake Success, NY 11042

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by First Capital Equities, Ltd. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of First Capital Equities, Ltd. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating First Capital Equities, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Capital Equities, Ltd.'s management is responsible for First Capital Equities, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado

February 15, 2019